FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 30, 2011

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to establish the Compensation Committee”, dated August 30, 2011.
2.	Taiwan Stock Exchange filing entitled, “Announcement of the change of the acting spokesperson”, dated August 30, 2011.
3.	Taiwan Stock Exchange filing entitled, “Handling of monitoring facilities modification at Taichung Site”, dated August 30, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: August 30, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

August 30, 2011
English Language Summary

Subject: The Board resolution to establish the Compensation Committee

Regulation:	Published pursuant to Article 2-8 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/08/30

Content:

1.	Date of occurrence of the change: 2011/08/30

2.	Name of the functional committees: Compensation Committee

3.	Name and resume of the replaced member: N/A

4.	Name and resume of the new member:

Independent Director: Vivien Huey-Juan Hsieh:Supervisor of Chief Telecom Inc.

Independent Director: Mei-Yuen Ho:Independent Director, Bank of Kaohsiung, LTD.

Independent Director: Ding-Yuan Yang:Chairman, UniSVR Global Information

Technology Corp.

5.	Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment”): New appointment

6.	Reason of the change: N/A

7.	Original term (from __________ to __________): N/A

8.	Effective date of the new member: 2011/08/30

9.	Any other matters that need to be specified: Nil

Item 2
AU Optronics Corp.

August 30, 2011
English Language Summary

Subject: Announcement of the change of the acting spokesperson

Regulation:	Published pursuant to Article 2-8 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/08/30

Content:

1.	Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer):acting spokesperson

2.	Date of occurrence of the change: 2011/08/30

3.	Name, title, and resume of the replaced person:

Benjamin Tseng, Special Assistant of Finance Center (China)

and Yawen Hsiao, the Director of Corporate Communications Division

4.	Name, title, and resume of the replacement:

Andrew Hsu, the Director of Investment Management Division

and Yawen Hsiao, the Director of Corporate Communications Division

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.	Reason for the change: position adjustment

7.	Effective date: 2011/08/30

8.	Contact telephone number of the replacement:

Andrew Hsu: (03) 500-8800 ext. 1253

Yawen Hsiao: (03) 500-8800 ext. 3211

9.	Any other matters that need to be specified: Nil

Item 3

AU Optronics Corp.

August 30, 2011
English Language Summary

Subject: Handling of monitoring facilities modification at Taichung Site

Regulation:	Published pursuant to Article 2-26 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/08/30

Content:

1.	Date of occurrence of the event: 2011/08/30

2.	Cause of occurrence:

Taichung City Government Environmental Protection Bureau as the air quality monitoring facilities was modified without submitting applications to the Authorities.

3.	Course and progression of handling of the matter:

The Company will submit modification plan by the designated deadline.

4.	Anticipated possible loss:

Administrative fines of a total amount of NT$130,000.

5.	Amount of insurance indemnification that might be obtained: None.

6.	Status of remediation and future countermeasures:

The Company has reinforced the employee training about the regulations and the application procedures.

7.	Any other matters that need to be specified: None.